02040769

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 2 8 2002
1086

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _________

Commission file number 1-4372

PROCESSED
JUL 1 6 2002
THOMSON
FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Exhibit located on Sequential page # 12.

Total number of sequential pages = 12

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

AUDITED FINANCIAL STATEMENTS

At December 31, 2001 and 2000
and for the Year Ended December 31, 2001

Forest City 401(k) Employee Savings Plan & Trust

TABLE OF CONTENTS

3

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

Report of Independent Accountants

To the Participants and Administrator of
Forest City 401(k) Employee Savings Plan & Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust (the "Plan") at December 31, 2001 and December 31, 2000, and the change in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, OH
June 20, 2002

Forest City 401(k) Employee Savings Plan & Trust

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Investments	$ 34,264,687	$ 32,046,813
Receivables:		
Employer contributions	1,098,908	1,019,991
Participant contributions	108,915	98,843
Accrued interest	7,465	6,659
Total receivables	1,215,288	1,125,493
Total assets	35,479,975	33,172,306
Liabilities		
Investment purchases payable	7,282	6,315
Net assets available for benefits	$ 35,472,693	$ 33,165,991

See accompanying notes to financial statements.

Forest City 401(k) Employee Savings Plan & Trust

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001
Additions	
Additions to net assets attributed to:	
Contributions:	
Participant	$ 4,527,546
Employer	1,098,908
Total additions	5,626,454
Deductions:	
Deductions from net assets attributed to:	
Investment loss:	
Net depreciation in fair value of investments	2,636,306
Dividends	(1,043,537)
Interest	(88,961)
	1,503,808
Benefits paid to participants	1,808,444
Loan origination fees	7,500
Total deductions	3,319,752
Net increase	2,306,702
Net assets available for benefits	
Beginning of year	33,165,991
End of year	$ 35,472,693

See accompanying notes to financial statements.

Forest City 401(k) Employee Savings Plan & Trust

Notes to Financial Statements

1. Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. *General.* The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (Company), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Employees of RMS Investment Corporation and RMS Management Company (RMS), both of which are affiliates of Forest City Enterprises, Inc., are also covered by the provisions of the Plan. During 2001, RMS contributed $41,150 and RMS participants contributed $156,363. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

B. *Eligibility.* Employees who have completed one year of service and have attained age 21 are eligible. Employee contributions are required for Plan participation.

C. *Participant Accounts.* Each participant's account is credited with the participant's contribution (deferred compensation), the employer's matching contribution, and allocation of the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. *Contributions.* Each year, participants may contribute up to 15 percent of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 10 investment options. Each year the employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant's contribution, subject to a maximum per participant. The employers' matching contribution for 2001 was 200% of the first $350 and 100% of the next $300 of each participant's deferred compensation.

E. *Vesting*. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the employers' contribution by being actively employed on the last day of the Plan year for which the contribution applies.

F. *Payment of Benefits*. Lump-sum payments may be made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

G. *Loans to Participants*. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their cumulative contributions and related earnings. The loans are secured by the balance in the participants' account and bear interest at 1% above prime, which is fixed at the inception of the loan. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant's principal residence, which may be amortized over a period longer than five years. Principal and interest paid by the participant is credited to the participant's account.

2. Summary of Accounting Policies

Basis of Accounting. The accompanying financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Plan assets are held by Key Trust Company of Ohio, N.A., Trustee, in eleven investment accounts. The Plan assets are valued at the last reported net asset value (market value) for each investment fund on the last business day of the year. Common stock is stated at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Other. Administrative expenses of the Plan are paid by the employers. Loan origination fees are the responsibility of the participants, and are withdrawn from their investment accounts by the trustee.

Payment of Benefits. Benefits are recorded when paid.

3. Investments

The following table presents investments that represent 5% or more of the Plan's net assets.

	December 31, 2001	December 31, 2000
Fidelity Contrafund, 395,251 and 374,869 shares, respectively	$ 7,806,519	$ 8,502,812
Victory DCS Managed Guaranteed Investment Contract Fund, 214,812 and 171,740 shares, respectively	3,276,225	2,474,374
PIMCO Total Return Fund, 184,554 and 116,120 shares, respectively	1,930,431	1,206,490
American Europacific Growth Fund, 92,510 and 85,869 shares, respectively	2,485,742	2,691,979
Victory Stock Index Fund, 525,031 and 455,827 shares, respectively	8,930,777	9,745,589
Forest City Enterprises, Inc. Common Stock, Class A, 106,615 and 61,399 shares, respectively	4,126,001	2,406,841

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,636,306 as follows:

Investments in registered investment funds	$ (4,502,359)
Investments in common/collective funds	168,649
Common stock - Forest City Enterprises, Inc.	1,697,404
	$ (2,636,306)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Forest City 401(k) Employee Savings Plan & Trust

Schedule of Assets Held for Investment Purposes

December 31, 2001

Description	Number of Shares or Par Value	Cost Basis	Fair Value
Investments in registered investment funds			
Fidelity Contrafund	395,251	$ 6,838,329	$ 7,806,519
Janus Balanced Fund	53,774	1,162,498	1,055,583
Janus Twenty Fund	32,064	2,099,820	1,233,173
MAS Mid Cap Growth Fund	56,446	1,520,428	970,314
PIMCO Total Return Fund	184,554	1,895,561	1,930,431
American Europacific Growth Fund	92,510	3,197,111	2,485,742
Victory Stock Index Fund	525,031	11,299,900	8,930,777
		28,013,647	24,412,539
Investments in common/collective funds			
Victory DCS Managed Guaranteed Investment Contract Fund	214,812	2,795,443	3,276,225
Employee Benefits Money Market Fund	122,397	122,397	122,397
		2,917,840	3,398,622
Common stock of Forest City Enterprises, Inc. *			
Class A	106,615	1,853,007	4,126,001
Class B	33,817	431,138	1,323,935
		2,284,145	5,449,936
Loans to participants, interest rates ranging 5.75% - 10.5%	1,003,590	1,003,590	1,003,590
		$ 34,219,222	$ 34,264,687

* Denotes party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

(Name of Plan)

June 27, 2002
(Date)

Thomas G. Smith,
Executive Vice President, Chief
Financial Officer and Secretary
Forest City Enterprises, Inc.

PRICEWATERHOUSECOOPERS

Exhibit

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

CONSENT OF INDEPENDENT ACCOUNTANTS

We herby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-65058) of Forest City Enterprises, Inc. of our report dated June 20, 2002 relating to the financial statements of Forest City 401(k) Employee Savings Plan & Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, OH
June 24, 2002

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-32453 of Choicepoint Inc. on Form S-8 of our report dated June 10, 2002, appearing in this Annual Report on Form 11-K of Choicepoint Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 26, 2002